SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                    RYANAIR ANNOUCES AGREEMENT FOR A NEW BASE
                               AT LUEBECK AIRPORT

          4 AIRCRAFT, 10 ROUTES AND 2M PASSENGERS PER ANNUM FOR LUEBECK

Ryanair, Europe's No. 1 low fares airline, today (Thursday, 14th April 2005) announced it has reached agreement with Infratil to base up to 4 new 737 aircraft and deliver up to 2 million passengers per annum to Luebeck airport. This agreement is subject to the successful completion of a conditional purchase agreement between Infratil and the City of Luebeck announced on (14) April. Settlement of the transaction is expected to occur a few months' time

Infratil is an international airport and infrastructure investor, which owns Wellington International Airport and Glasgow Prestwick Airport. The agreement builds on the success of Ryanair's base at Glasgow Prestwick Airport where Ryanair has 5 based aircraft and in the current year the airline will operate 17 international routes and carry 2.4 million passengers.

Ryanair would operate a network of low fare scheduled international routes from Luebeck to the UK and Europe and would deliver 2 million passengers in the first year of this base. Ryanair will invest over $250M in 4 new B737 aircraft and create over 200 new jobs in Luebeck. The massive increase in passenger traffic would boost Hamburg Luebeck to the top ten international airports in Germany (nudging Leipzig/Halle off the number 10 spot with 2,026,550 passengers in 2004).

According to ACI figures, these 2 million passengers will generate 2,000 new jobs in the Luebeck region, with the first 200 of these being direct Ryanair employees (pilots, cabin crew, engineers, etc).

Commenting on the deal today, Ryanair's COO and Deputy CEO Michael Cawley said:

       "Our agreement with Infratil to base aircraft and deliver substantial passenger volumes to Luebeck Airport demonstrates the success of the low fares model of using low cost secondary airports. This new base would revolutionise the future growth of Luebeck Airport and represents an investment of $250 million by Ryanair in Luebeck. This new base would make Luebeck Airport the low cost gateway to Luebeck and the entire region of Northern Germany and would promote tourism access to the region for UK and European visitors. The new base would also mean that passengers using Luebeck Airport would enjoy even more of Germany's lowest ever air fares with Germany's cheapest airline. Ryanair looks forwarded to working with Infratil to realize this ambition and revolutionise air traffic at Luebeck airport".


Ends:                    Thursday, 14th April 2005


For further information:

Caroline Baldwin - Ryanair            Pauline McAlester - Murray Consultants
Tel:0044 7979 59364                   Tel: 00 353 1 4980 300


                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 April 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director